UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-_______

In the matter of:	x
:
Artivest Active ETF Trust and	:
Artivest Advisors LLC	:
x

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

Please send all communications to:

Heather N. Wyckoff, Esq. Artivest Advisors LLC 155 Wooster Street, Suite 8R New York, NY 10012

With copies to:

Jay G. Baris, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104-0050

Kelley A. Howes, Esq.
Morrison & Foerster LLP
370 17th Street, Suite 5200
Denver, CO 80202

Page 1 of 41 Pages, including Exhibits

As filed with the Securities and Exchange Commission on December 20, 2012

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TABLE OF CONTENTS
(continued)
Page

	D.	Conditions and Disclosure Relating to Section 12(d)(1)(A) and (B) Relief		19

IV.	Request for Exemptive Relief and Legal Analysis			19

	A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act		20

	B.	Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act		21

	C.	Section 22(e) of the 1940 Act		22

	D.	Section 17(a)(1) and 17(a)(2) of the 1940 Act		24

	E.	Section 12(d)(1) of the 1940 Act		27

		1.	Exemption Under Section 12(d)(1)(J) of the 1940 Act	28

		2.	Concerns Underlying Section 12(d)(l)(J)	28

V.	Conditions			31

	A.	Actively Managed ETF Relief		31

	B.	Section 12(d)(1) Relief		32

VI.	Names and Addresses			35

VII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES			35

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I.	Introduction

Artivest Advisors LLC (the “Adviser”) and Artivest Active ETF Trust, a Delaware statutory trust (the “Trust” and collectively with the Adviser, the “Applicants”)1 apply for and request an order (“Order”) under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act; under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

Applicants are seeking the Order exempting the Trust from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit the Trust to create and operate an actively-managed series of the Trust (the “Initial Fund”) that offers exchange-traded shares (“Shares”) with limited redeemability (the “ETF Relief”).

As an initial matter, it is important to note that the U.S. Securities and Exchange Commission (“Commission” or “SEC”) has issued orders on exemptive applications that involve actively–managed ETFs seeking relief substantially similar to the relief Applicants are requesting.2

Applicants request that the ETF Relief requested herein apply not only to the Initial Fund but also to future series of the Trust or of other future open-end management investment companies that may utilize active management investment strategies (collectively, “Future Funds”).  Any Future Fund will be (a) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of the Order. The Initial Fund and Future Funds together are the “Funds.” Each Fund will operate as an exchange-traded fund (“ETF”).

Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number referred to as a “Creation Unit.”  Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”).  The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

1 As used herein, “Trust” shall also include any other open-end series management investment company registered with the Commission (as defined herein) and advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser that complies with the terms and conditions of this Application.  Any such entity is included in the term “Adviser.”
2 See, e.g., In the Matter of Salient Advisors, L.P. and MarketShares ETF Trust, Investment Company Release Nos. 30281 (November 27, 2012) (order) and 30254 (October 31, 2012) (notice); In the Matter of RiverPark Advisors, LLC, et al., Investment Company Act Release Nos. 29863 (Nov. 17, 2011) (order) and 29840 (Oct. 19, 2011) (notice); In the Matter of Russell Exchange-Traded Fund Trust, Investment Company Act Release Nos. 29727 (July 19, 2011) (order) and 29706 (June 22, 2011) (notice); In the Matter of Eaton Vance Management, et al., Investment Company Act Release Nos. 29620 (Mar. 30, 2011) (order) and 29591 (Mar. 1, 2011) (notice).

The Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares of Funds beyond the limitations in Section 12(d)(1)(A) and permit certain Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the law, the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B) (“Fund of Funds Relief”).  Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same “group of investment companies”3 as the Initial Fund, as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to a Purchasing Fund (as defined below); and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same group of investment companies as the Funds and that enters into a FOF Participation Agreement (as defined below) with a Fund (such management investment companies are referred to herein as “Purchasing Management Companies,” such unit investment trusts are referred to herein as “Purchasing Trusts,” and Purchasing Management Companies and Purchasing Trusts are included in the defined term “Purchasing Funds”). Purchasing Funds do not include the Funds.  This relief would permit the Purchasing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Purchasing Funds beyond the limitations mandated by Section 12(d)(1)(B).

The Future Funds might include one or more ETFs which invest in other open-end and/or closed-end investment companies and/or ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, a FOF ETF either (1) will comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3, or (2) may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).4

All entities that currently intend to rely on the Order are named as Applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application.  A Purchasing Fund may rely on the Order only to invest in Funds and not in any other registered investment company.

Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Purchasing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons (as defined in Section 2(a)(3) of the 1940 Act).

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

3 “Group of investment companies” as used in this Application refers to the definition in Section 12(d)(1)(G)(ii) of the 1940 Act.
4 In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) requested in this Application.

II.	Actively-Managed ETFs

A.	The Applicants and Other Entities

1.           Artivest Active ETF Trust

The Trust is a statutory trust organized under the laws of Delaware which will be registered with the Commission as an open-end management investment company.5  The Trust is overseen by a board of trustees (the “Board”)6, which will meet the composition requirements of Section 10 of the 1940 Act.  The Trust is organized as a series fund with multiple series; the Initial Fund is a series of the Trust.  Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act.  Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (“Code”).

2.           Artivest Advisors LLC

The Adviser is a Delaware limited liability company with its principal office in New York.  The Adviser intends to register as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund.  The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Funds.  The Adviser may enter into sub-advisory agreements with one or more investment advisers to serve as subadviser(s) to a Fund (each, a “Subadviser”).  Any Subadviser will be registered under the Advisers Act.

3.           The Distributor

The principal underwriter and distributor for each of the Funds (the “Distributor”) will be a broker-dealer registered under the Exchange Act and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). The Distributor will distribute Shares on an agency basis. The identity of the Distributor has not been determined as of the date of this Application, but the Distributor will comply with the terms and conditions of this Application. Applicants request that the relief requested in this Application apply to the Distributor and any future Distributor that satisfies these requirements. The Distributor may be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C) of the 1940 Act.

Neither the Trust nor the Adviser is an affiliate of a Stock Exchange.  Neither the Distributor nor any Fund or Subadviser will be an affiliate of a Stock Exchange.

5 Applicants intend to file a registration statement to register the Initial Fund as a new series of the Trust.
6 The term “Board” also includes the board of trustees or directors of a Future Fund, if different.

4.           Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have service providers that may include an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent, dividend disbursing agents and/or a securities lending agent.  The services provided by the Administrator and Fund Accountant may be provided by the Adviser or an affiliated person of the Adviser.  The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder.   The Trust and the Securities Lending Agent will comply with guidelines of the SEC staff regarding the lending of portfolio securities of an open-end investment company.  Subject to the approval of the Board, an affiliate of the Adviser and/or a Subadviser may provide administration, custody, fund accounting, transfer agency and dividend disbursement services to the Funds.

B.	The Funds

1.           The Initial Fund and its Investment Objective

The Initial Fund is expected to be called Commodities Supercycle Artivest Trust ETF.  The investment objective of the Initial Fund is to seek long-term total returns.  The Initial Fund will pursue an active strategy of primarily taking long and short positions in equity and fixed income securities whose performance is driven in part by commodity price movements, taking into account price trends that result from global natural resource scarcity.  The Initial Fund may invest its assets in securities of foreign issuers in addition to securities of domestic issuers.  The Initial Fund may use other types of securities, including derivatives, to a more limited extent.

2.           All Funds and Their Investment Objectives

Each Fund will invest in accordance with its investment objective and the requirements of the 1940 Act and the rules thereunder.  Each Fund will consist of a portfolio of securities (including fixed-income securities and/or equity securities) and/or currencies and other assets (“Portfolio Securities”).  Each Fund will generally seek to be fully invested and normally will not take temporary defensive positions through investments in cash and other high quality investments.

Future Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets.  The Equity Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”), Fixed Income Funds that invest in fixed income securities traded in the U.S. market (“Domestic Fixed Income Funds”) and Future Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic Blend Funds”) together are “Domestic Funds.”  Future Funds that invest in foreign and domestic equity securities are “Global Equity Funds.”  Future Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds.” Future Funds that invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets are “Global Blend Funds” (and collectively with the Global Equity Funds and Global Fixed Income Funds, “Global Funds”).  Future Funds that invest solely in foreign equity securities are “Foreign Equity Funds,” Future Funds that invest solely in foreign fixed income securities are “Foreign Fixed Income Funds” and Future Funds that invest in foreign equity and foreign fixed income securities are Foreign Blend Funds (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, “Foreign Funds”).

To the extent consistent with other investment limitations, a Fund may invest in depositary receipts (“Depositary Receipts”).  Depositary Receipts typically are issued by a financial institution (“Depositary”) and evidence ownership interests in a security or a pool of securities that have been deposited with the Depositary.7  A Fund will not invest in any Depositary Receipts that the Adviser or Subadviser deems to be illiquid or for which pricing information is not readily available.  A Fund may also invest in, among other things: shares of other investment companies, including ETF shares, and other exchange traded products that are not registered under the 1940 Act, which may or may not be sponsored or advised by the Adviser or one of its affiliates; and mortgage- or asset-backed securities, including “to-be-announced transactions” or “TBA Transactions;”8 forward commitment transactions; currencies; money market instruments; and cash and cash equivalents.  Certain of these investments may settle in securities markets outside the United States, including in emerging markets.  A Fund may hold short positions in securities (“Short Positions”).

A Fund may make use of a variety of exchange-traded and over-the-counter derivatives, including options, futures and swaps contracts, and forward foreign currency contracts to (i) hedge equity exposure; (ii) create equity exposure; and/or (iii) manage risk by implementing shifts in investment exposure.  If a Fund makes use of derivatives: (i) the Fund’s Baord periodically will review and approve the Fund’s use of derivatives and how the Adviser assesses and manages risk with respect to the Fund’s use of derivatives; and (ii) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and Commission staff guidance.  In addition, to the extent required by then-current Commission positions regarding open-end companies, and as necessary for the arbitrage process, each Fund’s Portfolio Instruments will be liquid.

3.           Benefits of Funds to Investors

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units.  One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a particular portfolio of securities designated by the Adviser, together with the deposit of a specified cash payment, and creating a Creation Unit to be broken down into individual Shares.  As described below, the Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market.  Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value (“NAV”) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.  Applicants also expect that the Stock Exchange specialists (“Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

7 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).   With respect to ADRs, the Depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (“Securities Act”), on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any other Fund or Subadviser will serve as the depositary bank for any Depositary Receipts held by a Fund, except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.
8 A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, paramount and price. The actual pools delivered generally are determined two days prior to the settlement date.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of index-based ETFs, the Funds can be bought or sold like stocks at any time throughout each trading day at market prices that are normally close to NAV; are relatively tax-efficient investment vehicles to the extent that the Funds can minimize capital gains by eliminating from the portfolio low cost basis stocks through the in-kind redemption process; offer relatively low expenses compared to other actively managed investment companies with similar investment objectives and strategies; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest dividends received on portfolio securities.

4.           Benefits of Section 12(d) Relief

If Fund of Funds Relief is granted, Applicants expect that Funds would be used as an investment management tool to employ specific investment strategies. Shares will be flexible investment tools that will provide Purchasing Funds with the benefits noted above.

C.	Procedures to Address Potential Conflicts of Interest

Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Sub-Adviser will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.  The Adviser and any Subadviser will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of its business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, the Exchange Act and the rules thereunder by such investment adviser or any person associated with such investment adviser (“Inside Information Policy”).  In addition, like the Adviser, Subadviser, and any other investment advisers, the Distributor will adopt a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule.  In accordance with the Code of Ethics and Inside Information Policy of the Adviser, Subadvisers or any other investment adviser to a Fund, personnel of those entities with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

D.	Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of DTC and DTC Participants.

E.	Exchange Listing

Shares will be listed on a Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant (defined below) or make a market in Shares.  Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. It is expected that one or more Market Makers or Specialists will be assigned to the Shares.9  As long as the Funds operate in reliance on the requested Order, the Shares will be listed on a Stock Exchange.

F.	Purchases and Redemptions of Creations Units

The Funds will offer, issue and sell Shares to investors in accordance with the processes described below.  With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

Each Fund will offer, issue and sell its Shares to investors only in Creation Units through the Distributor on a continuous basis at NAV next determined after an order in proper form is received.  The NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) on each day that a Fund is open for business, including as required by Section 22(e) of the 1940 Act (a “Business Day”). The Trust will sell and redeem Creation Units of each Fund only on a Business Day.10

9 There will be at least one Market Maker on a Stock Exchange for a Fund’s Shares (e.g., NYSE Arca would designate a lead market maker (“LMM”) to maintain a market for such Fund’s Shares).  Unlike on other Stock Exchanges where a LMM may oversee trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis.  Accordingly, if Shares are listed on NASDAQ and no designated liquidity provider has been selected, then under NASDAQ’s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Stock Exchange.  No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.
10 Applicants note that each Fund will have in place procedures that provide for the valuation of its portfolio instruments in calculating NAV, in accordance with Section 2(a)(41) of the 1940 Act.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).11  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions)12 except:

(a)           in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)           for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;13 or

(c)           TBA Transactions, short positions or other positions that cannot be transferred in kind14 will be excluded from the Creation Basket.15

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).  A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

11 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.
12 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.
13 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
14 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
15 Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

(a)           to the extent there is a Cash Amount, as described above;

(b)           if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)           if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;16

(d)           if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemptions Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the Shares Clearing Process or DTC Process (each as defined below); or (ii) in the case of Foreign or Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)           if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.17

Each Business Day, before the open of trading on the listing Stock Exchange, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day.  The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

1.           Creation Units

Creation Units may vary in size from Fund to Fund, but will in each case be aggregations of at least 25,000 Shares.  The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares of a Fund, whether acquired directly from a Fund or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the 1940 Act or to any relief provided in the Order or rules adopted by the Commission.

16 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.
17 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

2.           Orders

Orders to purchase Creation Units may be placed by or through an “Authorized Participant,” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process (as defined below) through the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency that is registered with the Commission, or (2) a DTC Participant, which in either case has executed an agreement with the Trust and with the Distributor with respect to creations and redemptions of Creation Units (“Participant Agreement”).  An investor need not be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant that has signed a Participant Agreement.

The Distributor will be responsible for transmitting orders to the Funds.  Purchase orders for creations and redemptions of each Domestic Equity Fund’s Creation Units will be processed either through the CNS System as such processes have been enhanced to effect purchases and redemptions in Creation Units (such process being referred to herein as the “Shares Clearing Process”) or “outside” the Shares Clearing Process through the facilities of DTC.  This latter process (the “DTC Process”), is a DTC manual clearing process available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit.

With respect to any Foreign Fund, Global Fund, Fixed Income Fund or Domestic Blend Fund, the clearance and settlement of Creation Units will depend on the nature of each security, consistent with the processes discussed below.  The Shares Clearing Process is not currently available for purchases or redemptions of Foreign or Global Funds.  Accordingly, Authorized Participants making payment for orders of Creation Units of Foreign or Global Funds must have international trading capabilities and must deposit the relevant Deposit Instruments and/or cash with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians.  Specifically, the purchase of a Creation Unit of a Foreign or Global Fund will operate as follows.

Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian.  Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign or Global Fund. The Authorized Participant will deliver to the appropriate sub-custodians the relevant Deposit Instruments and/or cash.  Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians.  All sub-custodians will comply with Rule 17f-5 under the 1940 Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and the Distributor.  The Distributor will then deliver a confirmation and Fund Prospectus to the purchaser.

Except as described below, Shares and Deposit Instruments of Fixed Income Funds and Domestic Blend Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds.  The Shares and Deposit Instruments of Fixed Income Funds and Domestic Blend Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.  Deposit Instruments that are U.S. government or U.S. agency securities and any Cash Amount will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will typically settle through DTC.  The Custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of trade date plus three (“T+3”) Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.18  Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds or Domestic Blend Funds.

Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the order cut-off time (the “Order Cut-Off Time”) on the relevant Business Day.  The Order Cut-Off Time for Funds is currently expected to be 4:00 p.m. Eastern Time for purchases of Shares.  On days when the Stock Exchange or the bond markets close earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the day.  Once the Distributor receives a notice of intent to submit an order, the Distributor shall cause the Adviser, any Subadviser and the Custodian to be informed of such notice.

All orders to create or redeem Creation Units, whether through or “outside,” the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time, in each case on the date such order is placed in order for creation or redemption of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of custom orders, the Distributor much receive the order by the time specified by the Trust, but no later than the Order Cut-Off Time. Currently, in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. Eastern Time.  On days when a Stock Exchange or the bond markets close earlier than normal, Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. Eastern Time.

18 Applicants note that Shares of the Fixed Income Funds typically will trade and settle on aT+3 basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Fund Securities through the Shares’ T+3 settlement date. As with other investment companies, the 1940 Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

A Fund and/or the Distributor may reject any purchase order that is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares order, would own 80% or more of the outstanding Shares of such Fund; (2) the required Creation Basket is not delivered; (3) the acceptance of the Creation Basket would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Creation Basket would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Creation Basket would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes.  Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, a Subadviser, the Distributor, the Custodian, NSCC, or any other participant in the purchase process, and similar extraordinary events.  In addition, the Trust reserves the right, in its sole discretion, to suspend the offering of Shares of a Fund or to reject purchase orders when, in its judgment, such suspension or rejection would be in the best interests of the Trust or a Fund.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted an order to create Creation Units in proper form but is unable to transfer all or part of the corresponding Deposit Instruments and Cash Amount by the time that the Fund calculates its NAV on the date such order is submitted, the Distributor will nonetheless accept the order in reliance on an undertaking by the Authorized Participant to deliver the missing Deposit Instruments or Cash Amount as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to acquire the missing Deposit Instruments at any time, and will subject the Authorized Participant to liability for any shortfall between the cost of the Trust acquiring such Deposit Instruments and the value of the collateral.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing beneficial owners.  Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions.  Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers.  In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing the necessary Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments.  The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund will be set separately. Variations in the Transaction Fees may be imposed from time to time in accordance with Rule 22d-1 under the 1940 Act.  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified.  Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Instruments and Redemption Instruments of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund.19 Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption in proper form by a Fund.

Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor will payment upon redemption be delayed, except as provided by Section 22(e) of the 1940 Act.  Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Instruments and any Cash Amount in effect on the date a request for redemption is made in proper form.

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the DTC Process.  As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Instruments from its account to the account of the redeeming investor.

Authorized Participants redeeming Creation Units “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been affected through the Shares Clearing Process.  In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Instruments may be assessed a higher Transaction Fee to cover the costs of selling such Redemption Instruments, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Instruments.  This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion.

19 In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date.  There are no specific termination events, but the Trust or any Fund may be terminated by action of the Board.  Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents provide that the Board of Trustees will have the unrestricted power to alter the number of Shares that constitute a Creation Unit.  Therefore, in the event of a termination, the Board of Trustees of the Trust in their sole discretion could determine to permit the Shares to be individually redeemable.  In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund at or prior to the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to purchase the missing Shares or acquire the Deposit Instruments underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Trust acquiring such Shares or Deposit Instruments and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor by the Order Cut-off Time (currently expected to be 4:00 p.m. Eastern Time) and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request.

When redeeming a Creation Unit of a Foreign or Global Fund and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

G.	Pricing

The price of Shares trading on a Stock Exchange will be based on a current bid/offer market.  The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by such Fund (“Fund Securities”).  In addition, Shares are available for purchase or sale on an intra-day basis on a Stock Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on a Stock Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.  Transactions involving the sale of Shares on a Stock Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on a Stock Exchange for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Deposit Instruments and the Cash Amount, will be features of the Fund that will be particularly attractive to certain types of investors.  Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on a Stock Exchange in the secondary market is no longer novel.

H.	Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies.  Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis.  Dividends will be paid to beneficial owners of record in the manner described below.  Distributions of realized securities gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.  Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code.  The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

I.	Shareholder Transaction and Operational Fees and Expenses

No sales charges for purchases of Shares of any Fund will be imposed.  Each Fund may charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares.  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased, waived or otherwise modified. All expenses incurred in the operation of each Trust will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party.  Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund.  Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Stock Exchange listing fees, fees associated with securities lending, and other costs properly payable by each Fund.  Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund.  Such expenses may include, but will not be limited to, the following: fees and expenses of the trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs; costs of preparing, printing and mailing semi-annual and annual reports (together, “Shareholder Reports”); costs of preparing, printing and mailing proxy statement and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums.  All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.

J.	Dividend Reinvestment Service

The Funds will not make the DTC book-entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds.  Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

K.	Availability of Information

Prior to the opening of the applicable Stock Exchange on each Business Day, the Trust will disclose on its website the identities and quantities of the securities and other assets held by each Fund that will form the basis of each Fund’s NAV at the end of such Business Day.20  In addition, the website will include each Fund’s Prospectus, prior Business Day’s NAV, closing market price or reported midpoint of “bid and ask” at the time of calculation of such NAV (the “Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or such Bid/Ask Price against such NAV.  The Trust’s website and information therein will be publicly available and free of charge.  The Trust will be responsible for updating the information relating to the Funds on its website.

The Stock Exchange will disseminate the estimated NAV of the Funds (which is an amount per Share representing the sum of the estimated Cash Amount effective through and including the previous Business Day, plus the current value of the Deposit Instruments, on a per Share basis) and certain other information (as described below) every 15 seconds during its regular trading hours through the facilities of the Consolidated Tape Association.  Neither the Trust nor a Fund will be involved in, or responsible for, the calculation or dissemination of any such information and will make no warranty as to its accuracy.  End of day prices of each Fund’s Deposit Instruments are readily available from various sources, such as the Stock Exchanges, automated quotation systems, published or other public sources or on-line information services such as IDC, Bloomberg or Reuters.  Similarly, information regarding market prices and volume of Shares will be broadly available on a real-time basis throughout the trading day.  The previous day’s closing price and volume information for the Shares will be published daily in the financial sections of many newspapers.  In addition, Applicants expect that, given the past history of shares of other ETFs, Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares.  In conclusion, Stock Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

20 Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).  Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

L.	Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.”  Although the Trust is classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be advertised, marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund.  Instead, each Fund will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF” or “ETF.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with conventional open-end investment companies (which may be referred to as “mutual funds”).  In addition, each Fund’s advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF.”  All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Stock Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund in Creation Units only.  The same approach will be followed in connection with shareholder reports and investor educational materials issued or circulated in connection with the Shares.

M.	Third-Party Broker-Dealer Issues

Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Depending on the circumstances, some activities on the part of Brokers and other persons may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  The determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.  Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Stock Exchange in connection with a sale on the Stock Exchange is satisfied by the fact that the Fund’s Prospectus is available at the Stock Exchange upon request. Applicants note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on a Stock Exchange.  Applicants also note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

III.	Funds of Actively-Managed Exchange-Traded Funds

A.	The Purchasing Funds

As discussed above, the Purchasing Funds will be registered management investment companies and registered unit investment trusts (“UITs”) that will be required to enter into a participation agreement with any Fund (“FOF Participation Agreement”) to invest in reliance on the Order.  The Purchasing Funds will not be part of the same group of investment companies as the Funds.  Each Purchasing Trust will have a sponsor (“Sponsor”) and each Purchasing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Purchasing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser.  Each Purchasing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, a “Purchasing Fund Subadviser”).  Each Purchasing Fund Adviser and any Purchasing Fund Subadviser will be registered as an investment adviser under the Advisers 1940 Act.

Applicants anticipate that there may be Purchasing Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by the Adviser.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Purchasing Fund because the Adviser provides investment advisory services to that Purchasing Fund.

B.	Proposed Transactions

Applicants propose that the Purchasing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act.  Applicants also propose that the Purchasing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses

Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs.  Investors, including Purchasing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges.  Applicants anticipate that most, if not all, transactions effected by Purchasing Funds pursuant to the requested Order would be secondary market transactions.  For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Purchasing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses.  As discussed below, certain conditions will apply to the fees and expenses charged by Purchasing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1)(A) and (B) Relief

Applicants must be able to ensure that the Purchasing Funds comply with the terms and conditions of the requested Fund of Funds Relief because the Purchasing Funds will not be part of the same group of investment companies as the Funds and will not have the Adviser, or an entity controlling, controlled by or under common control with the Adviser as the Purchasing Fund Adviser or Sponsor.  To address these concerns, any Purchasing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation Agreement with the Fund.  The FOF Participation Agreement will require the Purchasing Fund to adhere to the terms and conditions of the Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief.  The FOF Participation Agreement also will include an acknowledgment from the Purchasing Fund that it may rely on the Order only to invest in the Funds and not in any other investment company.

IV.	Request for Exemptive Relief and Legal Analysis

The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A), and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1), if the exemption is consistent with the public interest and the protection of investors.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.  Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.  Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities.  In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors, through an Authorized Participant, may purchase Shares in Creation Units from each Fund.  Creation Units are always redeemable in accordance with the provisions of the 1940 Act.  Owners of Shares may purchase the requisite number of Shares and, through an Authorized Participant, tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market.  Because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively-managed ETFs to redeem their shares only in Creation Units.  While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs, because each Fund’s portfolio holdings will be fully transparent, the Applicants expect the deviations to be minimal. As noted above, each Fund intends to disclose daily on its website on each Business Day before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Instruments held by each Fund (including any short positions) that will form the basis of each Fund’s NAV at the end of such Business Day.  Since market participants will be aware of each Fund’s Portfolio Instruments, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based and other actively-managed ETFs.  Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion.  Thus, the Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the Prospectus.  Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV.  Shares of each Fund will be listed on a Stock Exchange.  The Shares will trade on and away from the Stock Exchange21 at all times on the basis of current bid/ask prices.  Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1.  The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices.  Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation.  In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.  The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit.  Therefore, no dealer should have an advantage over another Broker in the sale of Shares.  In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

21 Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow existing ETF shares to trade at negotiated prices.  With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units.  The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Section 22(e) of the 1940 Act

The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act to the Foreign and Global Funds under the circumstances described below.22

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

Applicants observe that the settlement of redemptions of Creation Units of the Foreign and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds may invest.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e).  Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Foreign or Global Fund customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.  A redemption delivery may be delayed due to the proclamation of new or special holidays,23 the treatment by market participants of certain days as “informal holidays”24 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices,25 which could affect the information set forth herein at some time in the future. The SAI for each Foreign or Global Fund will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of in-kind redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Foreign or Global Fund.  Except as set forth herein or as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by a Foreign or Global Fund relating to those countries or regions are expected to be made within seven (7) days.

22 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.
23 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice.  Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.  For example, the following examples of short-notice holiday announcements:  (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.
24 A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice.  Any shortening of regular trading hours on such a day could impact the analysis of the nimber of days necessary to satisfy a redemption request.
25 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995).  It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of each Foreign or Global Fund to be made within fifteen (15) calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the investments of a given Fund.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  The Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof.  As noted above, the Applicants may utilize in-kind redemptions (although cash redemptions, subject to a transaction fee, may be available or required with respect to certain Foreign or Global Funds).  Of course, any Foreign or Global Fund effecting redemptions on a cash basis would comply with the seven-day rule imposed by Section 22(e) and not rely on any relief granted for in-kind redemptions.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that in-kind redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the in-kind redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in section 6(c).  Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming in-kind Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Foreign or Global Funds for in-kind redemptions.

D.	Section 17(a)(1) and 17(a)(2) of the 1940 Act

Applicants seek an exemption from Section 17(a) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in kind.  Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“Second Tier Affiliate”), from selling any security to the company or to any company controlled by the company “unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.”

Section 17(a)(2) of the 1940 Act makes it unlawful:

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

The definition of “affiliated person” in Section 2(a)(3) of the 1940 Act includes any person that owns 5% or more of an issuer’s outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)).

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company.  The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the 1940 Act.  Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).26

Section 17(a) prohibits: (i) persons who are affiliated persons of a Fund under Section 2(a)(3)(A) or (C) of the 1940 Act, by virtue of owning, respectively, 5% or more, or more than 25% of a Fund, from purchasing or redeeming Creation Units through in-kind transactions, and (ii) the Fund under Section 2(a)(3)(B) of the 1940 Act, as an affiliated person of a Purchasing Fund by virtue of having 5% or more of its Shares owned by the Purchasing Fund, from selling Shares to, and redeeming Shares from, the Purchasing Fund.27

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own 5% or more of the Trust or a Fund, or in excess of 25% of the outstanding shares of the Trust or a Fund, and therefore would be deemed to be an affiliate of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act.  In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25% of their outstanding shares, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase).  Likewise Section 17(a)(2) could be read to prohibit such persons from entering into an in-kind redemption from a Fund.    Section 17(a) would also prohibit a Fund, as an affiliated person or a second tier affiliate of a Purchasing Fund, from selling Shares to, and redeeming Shares from, the Purchasing Fund.

Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Sections 17(a)(1) and 17(a)(2) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or Second Tier Affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.  The Applicants also request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Sections 17(a)(1) and 17(a)(2) of the 1940 Act in order to permit each Fund to sell Shares to and redeem Shares from,28 and engage in any in-kind transactions that would accompany such sales and redemptions with, any Purchasing Fund of which it is an affiliated person or second tier affiliate.

26 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).
27 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement (defined below) also will include this acknowledgement.
28 Applicants believe that a Purchasing Fund generally will purchase Shares in the secondary market, which would not require relief from Section 17(a), and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, a Purchasing Fund could seek to transact in Creation Units directly with a Fund and the relief requested pursuant to Section 17(a) is intended to cover the transactions that would accompany such sales and redemptions. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Purchasing Fund because the Adviser or an entity controlling, controlled by, or under common control with the Adviser is also an investment adviser to the Purchasing Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching.  For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described above.  The value of the Deposit Instruments and corresponding Cash Amount delivered by a purchaser or Redemption Instruments and corresponding Cash Amount given to a redeeming investor will be the same regardless of the investor’s identity, and will be valued under the same objective standards applied to valuing the Fund Securities.  It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund.  The Applicants believe that in-kind purchases and redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of a Purchasing Fund to effect a transaction that is detrimental to the Purchasing Fund.  Further, any such in-kind transactions will be based on the NAV of the relevant Fund.

The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving the Fund’s objectives.  The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with the Fund’s objectives and with the general purposes of the 1940 Act.  The method of valuing Fund Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values.  Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund or to Funds affiliated with the Purchasing Fund to effect transactions detrimental to the Purchasing Funds.  In addition, the proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Purchasing Fund and will be consistent with its investment policies as set forth in its registration statement.  Moreover, the FOF Participation Agreement will require any Purchasing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.

The Applicants believe that the Funds will not present any new issues with respect to previously granted exemptions which allow for in-kind transactions between an ETF and certain affiliates.  All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind.  As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c) , the requested exemption for the proposed transactions is appropriate and in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E.	Section 12(d)(1) of the 1940 Act

Applicants request an exemption to permit Purchasing Funds to acquire Shares of a Fund beyond the limits of Section 12(d)(l)(A).  Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Purchasing Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act.29

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

Applicants are requesting an order under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act exempting certain transactions involving the Funds from Section 17(a) of the 1940 Act.  The requested exemption would permit the Purchasing Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(l)(A).

29 In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

1.           Exemption Under Section 12(d)(1)(J) of the 1940 Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)30 added Section 12(d)(l)(J) to the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.”31  Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that each Purchasing Fund enter into a FOF Participation Agreement with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.32

2.           Concerns Underlying Section 12(d)(l)(J)

Congress enacted Section 12(d)(l)33 in 1940 to prevent one investment company from buying control of another investment company.34  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.35  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.36

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).37  These new abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).38

30 H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).
31 Id.
32 Id. at 43-44
33 At the time it was enacted, Section 12(d)(1) was Section 12(c)(1) of the Act.
34 House Hearings, 76th Cong., 3d Sess., at 113 (1940).
35 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
36 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
37 H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).
38 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 3 11-324 (1966).

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Applicants will take steps to ensure that the Purchasing Funds comply with any terms and conditions of the requested relief by requesting that a Purchasing Fund enter into a written FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Purchasing Fund to adhere to the terms and conditions of the Requested Order.  Condition V.B.1 limits the ability of a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, a “Purchasing Fund’s Advisory Group” is defined as the Purchasing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Purchasing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, a “Purchasing Fund’s Sub-Advisory Group” is defined as any Purchasing Fund Subadviser, any person controlling, controlled by, or under common control with the Purchasing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Purchasing Fund Subadviser or any person controlling, controlled by or under common control with the Purchasing Fund Subadviser.  The condition does not apply to the Purchasing Fund Sub-Advisory Group with respect to a Fund for which the Purchasing Fund Subadviser or a person controlling, controlled by, or under common control with the Purchasing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition V.B.2 prohibits Purchasing Funds and Purchasing Fund Affiliates from causing an investment by a Purchasing Fund in a Fund to influence the terms of services or transactions between a Purchasing Fund or a Purchasing Fund Affiliate and the Fund or Fund Affiliate.  “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.  “Purchasing Fund Affiliate” is defined as the Purchasing Fund Adviser, Purchasing Fund Subadviser, Sponsor, promoter and principal underwriter of a Purchasing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions V.B.3, V.B.4 and V.B.6 through V.B.8 are specifically designed to address the potential for a Purchasing Fund and certain affiliates of a Purchasing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Adviser, Purchasing Fund Subadviser, employee or Sponsor of the Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Adviser or Purchasing Fund Subadviser, employee or Sponsor is an affiliated person.  An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act.  Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition V.B.9 is intended to ensure that the Fund’s Board and its Adviser, as well as the Purchasing Funds’ board of dirctors and investment adviser or trustee (“Trustee”) and Sponsor, as applicable, understand the terms and conditions of the exmeptive order and agree to fulfill their responsibilities under the Order.  A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Purchasing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund may choose to reject any direct purchase of Creation Units by a Purchasing Fund. To the extent a Purchasing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Purchasing Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Purchasing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Purchasing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.  Under Condition V.B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Purchasing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Purchasing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Purchasing Management Company.

In addition, Conditions V.B.5 and V.B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under Condition V.B.5, a Purchasing Fund Adviser, T or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Purchasing Fund Adviser, Trustee or Sponsor or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund.

Condition V.B.5 also provides that any Purchasing Fund Subadviser will waive fees otherwise payable to the Purchasing Fund Subadviser, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received by the Purchasing Fund Subadviser, or an affiliated person of the Purchasing Fund Subadviser, other than any advisory fees paid to the Purchasing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Purchasing Management Company in the Fund made at the direction of the Purchasing Fund Subadviser.  In the event that the Purchasing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.  Condition V.B.11 prevents any sales charges or service fees on shares of a Purchasing Fund from exceeding the limits applicable to a fund of funds set forth in National Association of Securities Dealers (“NASD”) Conduct Rule 2830.39

39 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

The FOF Participation Agreement also will include an acknowledgement from the Purchasing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.  No Fund relying on the requested Fund of Funds Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act except to the extent that (i) the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund  to acquire securities of one or more investment companies for short-term cash management purposes.  Thus, in keeping with the PPI Report’s concern with overly complex structures, the Order will not create or give rise to circumstances enabling a Purchasing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest, in another investment company in excess of such limits.

In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits in 12(d)(1)(A), mitigates the concerns about layering  of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the Section 12(d)(1) relieve requested in this Application.  Applicants are not aware of any problems or difficulties encountered by such ETFs.

V.	Conditions

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed ETF Relief

1.           As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

2.           Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.           The website for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price of the Shares against such NAV.

4.           On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Fund Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of such Business Day.

5.           The Adviser or Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.           The requested relief will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.	Section 12(d)(1) Relief

1.           The members of the Purchasing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of the Purchasing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Purchasing Fund’s Advisory Group or the Purchasing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25%of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.  This condition does not apply to the Purchasing Fund’s Sub-Advisory Group with respect to a Fund for which the Purchasing Fund Subadviser or a person controlling, controlled by or under common control with the Purchasing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.           No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in a Fund to influence the terms of any services or transactions between the Purchasing Fund or a Purchasing Fund Affiliate and the Fund or a Fund Affiliate.

3.           The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Purchasing Fund Adviser and any Purchasing Fund Subadviser are conducting the investment program of the Purchasing Management Company without taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.           Once an investment by a Purchasing Fund in the securities of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Purchasing Fund or a Purchasing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.           The Purchasing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Purchasing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Purchasing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Purchasing Fund in the Fund.  Any Purchasing Fund Subadviser will waive fees otherwise payable to the Purchasing Fund Subadviser, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from a Fund by the Purchasing Fund Subadviser, or an affiliated person of the Purchasing Fund Subadviser, other than any advisory fees paid to the Purchasing Fund Subadviser or its affiliated person by the Fund in connection with the investment by the Purchasing Management Company in the Fund made at the direction of the Purchasing Fund Subadviser.  In the event that the Purchasing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.

6.           No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.           The Board of the Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Purchasing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in the Fund.  The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.           Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Purchasing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.           Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Purchasing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Purchasing Fund will notify the Fund of the investment. At such time, the Purchasing Fund will also transmit to the Fund a list of the names of each Purchasing Fund Affiliate and Underwriting Affiliate.  The Purchasing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Purchasing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.           Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Purchasing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

11.           Any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.           No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

VI.	Names and Addresses

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state that the address of the Applicants is as follows:

Artivest Active ETF Trust
Artivest Advisors LLC
155 Wooster Street, Suite 8R
New York, NY 10012
(855) 433-4383

The Applicants further state that all questions concerning this Application should be directed to:

Jay G. Baris, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104-0050
(212) 468-8179
jbaris@mofo.com

Kelley A. Howes, Esq.
Morrison & Foerster LLP
370 17th Street, Suite 5200
Denver, CO 80202
(303) 592-2237
khowes@mofo.com

VII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c)(l) under the 1940 Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the Relief requested by this Application.

Respectfully submitted,

Artivest Active ETF Trust

	By:	/s/ James Waldinger
James Waldinger
President
Artivest Active ETF Trust

Date: December 19, 2012
Artivest Advisors LLC

	By:	/s/ James Waldinger
James Waldinger
Manager
Artivest Advisors LLC

Date: December 19, 2012

EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

1.           Artivest Active ETF Trust

2.           Artivest Advisors LLC

B.	Verifications required pursuant to Rule 0-2(d).

1.           Artivest Active ETF Trust

2.           Artivest Advisors LLC

EXHIBIT A-1
AUTHORIZATION
RULE 0-2(c)(l)

ARTIVEST ACTIVE ETF TRUST
CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of Artivest Active ETF Trust, and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission, duly adopted by the initial Trustee of Artivest Active ETF Trust by consent in lieu of a meeting dated October 8, 2012, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to execute and cause to be filed with the SEC an application (the “Application”) for an order of exemption under: (i) Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act; (ii) Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and (iii) Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act to create and operate actively managed series of the Trust that offer exchange-traded shares; and (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the Trust Designated Officer(s) executing such amendment may appear necessary or desirable, in such form as such Trust Designated Officer(s) shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

RESOLVED, FURTHER, that the Trust Designated Officers be, and each of them hereby is, authorized and directed to take such further action as such Trust Designated Officer(s) shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of James Waldinger, the President of Artivest Active ETF Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 19th day of December, 2012.

/s/ Michael Harte
Michael Harte Assistant Secretary Artivest Active ETF Trust

EXHIBIT A-2
AUTHORIZATION
RULE 0-2(c)(l)

ARTIVEST ADVISORS LLC.
CERTIFICATE

I, the undersigned, certify that I am an Authorized Person of Artivest Advisors LLC, a Delaware limited liability company; and that in accordance with Rule 0-2(c) under the 1940 Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Artivest Advisors LLC, pursuant to the general authority vested in him as Manager.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of James Waldinger, the duly elected and qualified Manager of Artivest Advisors LLC.

IN WITNESS WHEREOF, I have hereunto set my name as of the 19th day of December, 2012.

/s/ Michael Harte
Michael Harte Authorized Person Artivest Advisors LLC

 EXHIBIT B-1
VERIFICATION
RULE 0-2(d)

ARTIVEST ACTIVE ETF TRUST
VERIFICATION

The undersigned states that that he has duly executed the attached Application dated December 19, 2012 for and on behalf of Artivest Active ETF Trust; that he is the President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Waldinger
James Waldinger President Artivest Active ETF Trust

EXHIBIT B-2
VERIFICATION
RULE 0-2(d)

ARTIVEST ADVISORS LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 19, 2012 for and on behalf of Artivest Advisors LLC; that he is Manager of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Waldinger
James Waldinger Manager Artivest Advisors LLC